[Letter of Fried, Frank, Harris, Shriver & Jacobson LLP]

Direct Line: 212.859.8735
Fax: 212.859.4000
levitmi@ffhsj.com

May 7, 2007

Jennifer Hardy

Legal Branch Chief

Division of Corporate Finance

Andrew P. Schoeffler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pregis Corporation (the “Company”)

Registration Statement on Form S-4

File No. 333-130353 and 333-130353-01 through 04

(the “Registration Statement”)

Dear Ms. Hardy and Mr. Schoeffler:

This letter sets forth the response of the Company to the comment letter, dated May 2, 2007, of the staff of the Division of Corporate Finance (the “Staff”). In order to ease your review, we have repeated your comment in its entirety below. This letter is being filed with Amendment No. 5 to the Company’s Registration Statement (the “Amendment”).

Revenue Recognition, page F-11

Comment 1: Expand your revenue recognition policy to address your resin resale transactions. Clarify when such revenue is recognized and address the indicators set forth in EITF 99-19 that led you to conclude that such revenues should be reported net.

May 7, 2007

Response: In response to the Staff’s comment, the Company has revised its revenue recognition policy on page F-11 to read as follows:

Revenue Recognition

The Company’s principal business is the manufacture and supply of protective and specialty packaging products. Pregis recognizes net sales of these products when the risks and rewards of ownership have transferred to the customer, which is generally upon shipment (but in some cases may be upon delivery), based on specific terms of sale. In arriving at net sales, Pregis estimates the amount of deductions from sales that are likely to be earned or taken by customers in conjunction with incentive programs, such as volume rebates and early payment discounts and records such estimates as sales are recorded. The Company bases its deduction estimates on historical experience.

In recent years, the Company also began participating in programs in certain of its European Protective Packaging and Flexible Packaging businesses whereby the businesses purchase resin quantities in excess of their internal requirements and resell the surplus to other customers at a nominal profit. These “resin resale programs” enable the businesses to benefit from improved quantity discounts and volume rebates, as well as increased flexibility in their resin purchasing. Beginning in 2006, the Company presented this activity on a net basis within net sales, in accordance with EITF No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, on the basis that the third-party resin supplier is responsible for fulfillment of the order to the customer’s specifications, ships the resin directly to the customer, and maintains general inventory risk and risk of physical loss during shipment. The Company recognizes revenue related to resin resale activity upon delivery to the customer. Prior to 2006, the resin resale activity was not material and the Company had presented the activity gross within net sales and cost of sales. See Note 19 for details regarding reclassification of prior year amounts to conform to the presentation for the year ended December 31, 2006.

The Company supplementally informs the Staff that it considered the various criteria established by EITF No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, in determining whether the revenue related to its resin resale activity should be recognized on a gross versus net basis. The key factors noted in the revised policy (i.e., that the third-party resin supplier is responsible for fulfillment of the order to the customer’s specifications, ships the resin directly to the customer, and maintains general inventory risk and risk of physical loss during shipment) are all indicators of net reporting.

The Company also evaluated its resin resale activity in light of other criteria within the EITF, as noted:

•	The Company maintains credit risk associated with the resin resale activity.

May 7, 2007

•

The Company generally charges the same price to the customer as they are charged by the resin supplier. The Company earns a margin on this activity through the volume rebates and discounts received from the supplier, of which a portion is passed along to the customer. The Company does negotiate with its customers to determine the portion of the rebates to be passed along to the customer. Therefore, the Company does have some discretion as to the margin earned on this activity.

•

The Company has only a small pool of suppliers that engage in this activity; however, the customers’ contracts with the Company specify the supplier selection. Therefore, the Company does not have discretion in the selection of the supplier.

•	The Company is not involved in determining the product specifications of the resin to be delivered to the customer. Rather the customer coordinates the resin specifications directly with the supplier.

Therefore, after weighing the various criteria in support of net versus gross reporting, as outlined within EITF No. 99-19, the Company’s management concluded that the indicators of net reporting, as noted within the revised policy footnote, are more persuasive and that, therefore, net reporting is appropriate.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.

Sincerely,

/s/ Michael A. Levitt
Michael A. Levitt

cc:	Michael T. McDonnell (Pregis Corporation)

Timothy J. Cunningham (Pregis Corporation)

Steven C. Huston (Pregis Corporation)

Leslie A. Braun (Pregis Corporation)